UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 18 November 2013

NOVOGEN LIMITED ASX:NRT

ASX RELEASE

15 November 2013

Novogen Ltd (ASX: NRT) today announced to the market that it has, subject to the passing of the resolutions put to the AGM to be held today, agreed to issue a third convertible security pursuant to the convertible security agreement it entered into in July 2013. The Convertible Security will provide the Company with A$2 million immediately.

The Convertible Security Agreement disclosed in our release of 4 July 2013 has also been amended in that subject to sufficient headroom under chapter 7 of the listing rules, the maximum which may be drawn has been increased to $8 million, the maximum tranche has been increased to $2 million, restrictions on conversion of the convertible security have been lifted and for this Convertible Security only, the threshold for the right of Novogen to require the conversion of the Convertible Security is lifted from $0.28 to the greater of $0.35 and 130% of the daily VWAP for the 20 consecutive days prior to the issue of the Convertible Security.

Dr Graham Kelly, Novogen CEO, said,

“The Company’s R&D program is expanding as expected and this exercise of a third Convertible Security will provide the capital to underwrite that program. The recent discovery of activity by one of the Company’s drug families in degenerative disease adds an entirely new and exciting dimension that we are anxious to progress.”

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of novel anti-cancer drugs based on two proprietary drug technologies - the super-benzopyran chemical family and anti-tropomyosin drug technology.

Contact details

Dr Graham Kelly, Chief Executive Officer
Tel: 61 2 9476 0344
Fax: 61 2 9476 0388
Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave Hornsby NSW 2077 AUSTRALIA

PO Box 2333 Hornsby Westfield NSW 1635 AUSTRALIA

Email: graham.kelly@novogen.com

Web: www.novogen.com

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com